NO ACT

1C
1-25-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025731

Received SEC
MAR 27 2012
Washington, DC 20549

March 27, 2012

William H. Aaronson
Davis Polk & Wardwell LLP
william.aaronson@davispolk.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-27-12

Re: Comcast Corporation
Incoming letter dated January 25, 2012

Dear Mr. Aaronson:

This is in response to your letters dated January 25, 2012 and February 22, 2012 concerning the shareholder proposal submitted to Comcast by the International Brotherhood of Electrical Workers Pension Benefit Fund. We also have received a letter on the proponent's behalf dated February 9, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Greg A. Kinczewski
The Marco Consulting Group
kinczewski@marcoconsulting.com

March 27, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 25, 2012

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy. In addition, the proposal states that the policy should prohibit hedging transactions for shares subject to the policy that are not sales but reduce the risk of loss to the executive.

We are unable to concur in your view that Comcast may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Comcast may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Comcast may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of senior executive compensation and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Comcast may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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February 22, 2012

Re: Shareholder Proposal Submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we are writing in response to the letter (the "**Proponent's Letter**") dated February 9, 2012, from the Marco Consulting Group, on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "**Proponent**"), a copy of which is attached hereto as Exhibit A. The Proponent's Letter responds to the Company's no-action request letter dated January 25, 2012 (the "**No-Action Request Letter**") with respect to the shareholder proposal and the related supporting statement, dated December 2, 2011 (the "**Proposal**"), submitted by the Proponent for inclusion in the proxy statement and form of proxy that the Company intends to distribute in connection with its 2012 Annual Meeting of Shareholders (the "**2012 Proxy Materials**").

The Company reiterates its views as set forth in the No-Action Request Letter that the Proposal may be properly excluded from the 2012 Proxy Materials under both Rule 14a-8(i)(3) and Rule 14a-8(i)(7). The Proposal is impermissibly vague and indefinite because it fails to define key terms and, thus, is inherently misleading. Furthermore, the subject matter of the Proposal relates to the Company's ordinary business operations.

I. The Proponent's Letter demonstrates that the Proposal is impermissibly vague and indefinite under Rule 14a-(i)(3).

a) The extensive and substantive revisions suggested in the Proponent's Letter demonstrate that the Proposal is vague and indefinite.

Notwithstanding the Proponent's suggestion to the contrary, the material revisions to the Proposal suggested by the Proponent in order to correct or explain various internal inconsistencies and ambiguous terms provide compelling evidence of the Proposal's defects.[1] The extensive and substantive nature of the revisions, as illustrated by the comparison of the Proposal with the revised proposal contained in the Proponent's Letter shown below, highlight a number of the Proposal's key ambiguities:

> **RESOLVED:** That shareholders of Comcast Corporation (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through the Company's equity-based incentive compensation programs after the adoption of the policy until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives~~, and~~. Shares that are used to satisfy ownership requirements should also be included in satisfying this policy as long as they are actually owned by senior executives as opposed to being credited towards ownership. This policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect. The policy is not intended to apply to shares acquired under such retirement benefit plans, such as the Company's 401 (k) plan.

b) *The Proponent's Letter explicitly acknowledges that interpretive questions remain outstanding.*

In the second paragraph of page two, the Proponent's Letter acknowledges that the Proposal may not resolve all interpretive questions raised by the No-Action Request Letter and suggests that resolution of these issues is not required due to Rule 14a-8(d)'s 500-word limit. Given the volume and nature of the questions surrounding key terms in the Proposal, this is simply not an adequate response in light of the Staff of the Office of Chief Counsel's (the "**Staff's**") requirements for certainty and clarity with respect to executive compensation proposals. See, e.g., The Boeing Company (March 2, 2011); General Electric Company (January 21, 2011); Verizon Communications Inc. (February 21, 2008). Moreover, the Proponent's Letter significantly understates the issue. The ambiguities identified in the No-Action Request Letter are core to understanding the Proposal; they are not incidental "potential questions of interpretation." Accordingly, no company could be confident that it was implementing the Proposal in the manner intended by the Proponent—or expected by shareholders.

[1] The references to the Proponent's revised proposal are included in this letter to identify issues and illustrate certain of the ambiguities contained in the original Proposal. For the reasons set forth in Section IV, the Company submits that the Proponent should not be permitted to include its proposed revisions—and any references in this letter to the proposed revisions are not, and should not be construed as, an acknowledgment that the revisions are permissible. The Company respectfully submits that they are not.

c) *The Proponent's Letter's explanation of various provisions of the Proposal highlights the Proposal's ambiguities.*

While the Proponent's Letter provides additional background as to the Proponent's intent with respect to several of the Proposal's key terms, the Proponent's commentary simply highlights the Proposal's ambiguity and offers interpretations that, while not implausible, in fact represent only one of a number of reasonable interpretations.

- The Proponent's Letter indicates that the reference to "75% of net after-tax shares" is not intended to take into account whether taxes resulting from the grant of equity awards are paid for in cash or stock. However, under this interpretation, the method by which an executive elects to pay his or her taxes would have significant consequences for the number of shares required to be retained by the executive under the policy sought by the Proposal. This is a highly counterintuitive result that the Company believes would not be the outcome expected by many shareholders reading the Proposal.

- The Proponent's Letter states that the retention policy sought by the Proposal would not apply to the Company's 401(k) plan because this plan is a retirement benefit plan, and the policy only applies to "shares acquired through equity compensation programs." While this may represent one interpretation of the Proposal, it is far from obvious. The Company believes that many shareholders would view a retirement plan made available to employees as part of their employment as an "equity compensation plan," even if this is not the result intended by the Proponent.

- The Proponent's Letter argues that the policy sought by the Proposal would only apply to shares acquired subsequent to the adoption of the policy. We submit that this conclusion would not be apparent to most shareholders—a view reinforced by the fact that the Proponent felt it was necessary to materially revise the Proposal to explicitly indicated that the policy would apply only to compensation acquired "after the adoption of the policy." Further, the Proponent does not address the central ambiguity of how shares acquired by individuals prior to becoming senior executives are intended to be treated.

- The Proponent's Letter states that shares fulfilling the Company's existing ownership guidelines can "of course" be counted for purposes of satisfying the policy sought by the Proposal. Given that the Proposal says that it will "supplement any other share ownership requirements," we believe that shareholders could easily reach a different conclusion, as an equally plausible reading of this phrase is that the policy sought by the Proposal is to be in addition to existing ownership requirements.

II. The subject matter of the Proposal relates to the Company's ordinary business operations, and, accordingly, the Proposal may be excluded under Rule 14a(8)(i)(7).

The Company reiterates its view that restrictions on hedging transactions, including the one contained in the Proposal, relate to the Company's ordinary business operations—namely, the regulation of employee conduct—and are therefore excludable under Rule 14a(8)(i)(7). See Fedex Corp. (June 24, 2011).

The Staff has consistently concurred that a proposal may be excluded in its entirety when it implicates ordinary business matters, even if it also touches upon a significant policy issue. See, e.g., Cigna Corp. (Feb. 23, 2011). In this case, the Proposal should be excluded in its entirety because the hedging restriction is integral to the Proposal as a whole. This reality is explicitly acknowledged by the Proponent's Letter, which, in the last paragraph of page three, states that the "basic rationale" of the policy sought by the Proposal would be "destroyed" without the restriction on hedging transactions contained in the Proposal.

III. The Staff's February 9, 2012 no-action letter addressed to Abbott Laboratories (the "Abbott No-Action Letter") responds to different arguments than are contained in the Company's No-Action Request Letter.

On February 9, 2012, the Staff informed Abbott Laboratories that it did not believe Abbott Laboratories may exclude a proposal relating to a share retention policy (the "**Abbott Proposal**") under Rule 14a-8(i)(3). Although we acknowledge that the Abbott Proposal is substantially similar to the Proposal, we note that the no-action request letter submitted by Abbott Laboratories on December 22, 2011 (the "**Abbott No-Action Request Letter**") addresses different issues than those addressed in the Company's No-Action Request Letter. As explained in Staff Legal Bulletin No. 14, when evaluating no-action requests with respect to shareholder proposals, the Staff will "consider the specific arguments asserted by the company" and may issue different responses to two companies that receive the same or similar proposal.

The Abbott No-Action Request Letter focused primarily on the meaning of "normal retirement age" and "qualified retirement plan that has the largest number of plan participants"—provisions that are not at issue in the Company's No-Action Request Letter. Accordingly, the Abbott No-Action Letter did not address the key issues addressed in the Company's No-Action Request Letter, including the interpretation of "75% of net after-tax shares" or "equity compensation programs," the potential retroactive effect of the Proposal and the relationship between the policy sought by the Proposal and the Company's existing policy (none of which were raised in the Abbott No-Action Request Letter). We also note that the Abbott No-Action Request Letter did not discuss whether the Abbott Proposal related to the company's ordinary business operations, and, therefore, the Abbott No-Action Letter did not consider whether the Abbott Proposal could have been excluded under Rule 14a-8(i)(7). Because the Abbott No-Action Request Letter and the Company's No-Action Request Letter raise fundamentally different arguments, the Abbott No-Action Letter simply does not address the grounds for exclusion of the Proposal set forth in the Company's No-Action Request Letter.

IV. The suggested revisions contained in the Proponent's Letter are not permitted.

The Company recognizes that, on occasion, the Staff will provide proponents an opportunity to make revisions to proposals that are "minor in nature and do not alter the substance of the proposal," in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." Staff Legal Bulletin No. 14B. (CF). We submit that, because of their volume and substance, the proposed revisions to the Proposal contained in the Proponent's Letter go well beyond the types of revisions that are, or should be, permitted by the Staff.

For the reasons set forth above and in the No-Action Request Letter, the Company believes that the Proposal may be excluded from the Company's 2012 Proxy Materials in accordance with Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

Respectfully yours,

William Aaronson

William H. Aaronson

cc: Salvatore J. Chilla (International Brotherhood of Electrical Workers)
Greg A. Kinczewski (Marco Consulting Group)
Arthur R. Block (Comcast Corporation)

EXHIBIT A

THE MARCO CONSULTING GROUP

February 9, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

RE: International Brotherhood of Electrical Workers Pension Benefit Fund Response to Comcast Corporation's January 25, 2012 Letter Seeking To Omit Shareholder Proposal From 2012 Annual Meeting Proxy Materials

Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund ("the Fund") in response to the January 25, 2012 letter from Comcast Corporation (the "Company") which seeks to exclude from its proxy materials for its 2012 annual meeting the Fund's precatory stockholder proposal ("the proposal") which requests that the Compensation Committee of the Board of Directors adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Comcast Corporation.

The Company's letter argues that it is entitled to exclude the proposal because it: (A) is impermissibly vague and indefinite because it fails to define key terms; and (B) relates to the Company's ordinary business and is not a significant policy issue.

The Fund respectfully submits that the relief sought by the Company should be denied for the following reasons:

(A)The proposal is not impermissibly vague and indefinite because shareholders and the Company are able to determine with reasonable certainty exactly what actions or measures the proposal requires.

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the above test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

Headquarters Office • 550 W. Washington Blvd., Suite 900 • Chicago, IL 60661 • P: 312-575-9000 • F: 312-575-0085
East Coast Office • 25 Braintree Hill Office Park, Suite 103 • Braintree, MA 02184 • P: 617-298-0967 • F: 781-228-5871

The proposal clearly meets that test in plain, concise and simple English. The action that is being requested is adoption of a policy that requires senior executives to retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age. The proposal also contains a recommendation that at least 75% of net after-tax shares be the measure of what constitutes a significant percentage.

The Company's January 25, 2012 letter (pages 4-5) cites a series of fact scenarios related for which it claims there are differing interpretations of the proposal. However, as a general matter, the Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

And a quick review of the Company's concern over differing interpretations reveals that many of them are disingenuous and all can be easily resolved by common sense and logic.

Definition of 75% of net after-tax shares and how it is to be calculated. The Company's letter claims the proposal does not explain what "75% of net after-tax shares means" or how it is to be calculated—even though the letter subsequently gives a precise and correct example of how it is to be calculated depending on whether a recipient pays the taxes on an award in cash or in the stock that is withheld from the award. Given the compensation consultants and legal expertise available to the Company and its own letter, it is disingenuous at best to claim that the Company is unaware that the amount of shares a senior executive has after he pays the taxes on an equity award will differ depending on whether he/she pays for the taxes in cash or in stock that is withheld from the award. There is nothing confusing about that. It is a simple fact and common practice. That is precisely why the phrase 75% of net after-tax shares is used in the proposal.

What constitutes ownership. The Company's letter notes that its current policy of "ownership" as a multiple of base salary credits 60% of shares owned under the Company's 401(k) plan, deferred vested shares under the restricted stock plan and the difference between the market price and exercise price of options. The Company's letter disingenuously ignores the fact that the whole thrust of the proposal is about **retention,** not **ownership** and that common sense and logic dictate that you cannot be expected to retain that which you do not actually own. Thus the retention policy sought in the proposal would only include shares actually owned, not shares that credited toward ownership to satisfy an ownership policy.

Are shares obtained through the Company's 401(k) plan subject to the proposal. No. The Company's 401(k) plan is a retirement benefit plan, not an equity compensation program. The Company itself makes the same distinction in its 2011 proxy statement using almost identical terminology. The Company names the components of its overall compensation program: base salary, cash bonus and equity-based incentive compensation. It describes its retirement plans under a separate category. In fact, when describing the "equity-based incentive compensation" portion of its compensation, the

Company reports, "Our equity-based long-term incentive program is the compensation link between the named executive officers' decision making and the long-term outcomes of those decisions." The goal of the proposal is for the Company to achieve success with that strategy by implementing the retention policy as requested. Since the Company is not confused when referring to its own "equity-based incentive compensation," it is again disingenuous for it to feign confusion from the proposal's reference to "equity compensation programs." Clearly, both phrases reference the same category of shares.

–Timing of Shares to be included in the calculation. The Company's letter claims it is confused whether the policy sought in the proposal will apply to shares senior executives acquire subsequent to the adoption of the policy or all shares senior executives have acquired. The proposal itself clearly states that it should implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect. Thus if senior executives already own shares that they are free to sell at will the policy being sought in proposal should not affect them.

---Relationship with the Company's Share Ownership Policy. Please refer to the discussion above regarding ownership and the Company's 401(k) plan. The Company's share ownership policy can continue to stand separate and apart from the retention policy sought in the proposal. Any shares that are actually owned by senior executives, as opposed to credited towards ownership, should be included in the retention calculations except for shares under the 401(k) plan because the 401(k) plan is a retirement benefit plan and not an equity compensation plan.

Although the Company's disingenuous claims of differing interpretations seems easy to resolve by simply reading the proposal and applying common sense and logic, the Fund is willing to revise the RESOLVED section of the proposal in the following ways (new language highlighted in red) to remove any doubt.

RESOLVED: That shareholders of Comcast Corporation (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through the Company's equity-based incentive compensation programs after the adoption of the policy until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives. Shares that are used to satisfy ownership requirements should also be included in satisfying this policy as long as they are actually owned by senior executives as opposed to being credited towards ownership. This policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect. The policy is not intended to apply to shares acquired under such retirement benefit plans, such as the Company's 401 (k) plan.

(B) The proposal's provision regarding hedging relates to a basic policy rationale for equity compensation plans that is not within the Company's ordinary business operations and represents a significant policy issue.

The Company's January 25, 2012 letter asserts that the proposal's provision regarding hedging constitutes ordinary business operations because the policy deals with legal prohibitions on insider trading and the regulation of conflicts of interests. The Company also argues the matter does not relate to a significant policy issue.

The hedging provision -- "The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive"-- as the Company points out in its letter, makes the share retention policy meaningful rather than symbolic.

The significant policy issue at stake here is one of the basic rationales for equity compensation plans—they should align the interests of senior executives with shareholders. If senior executives are insulating the value of their shareholders through hedging devices instead of having them be subject to the same market volatility that ordinary shareholders are, that basic rationale is destroyed. For that reason the proposal's provision regarding hedging is fitting and proper for a shareholder proposal. Furthermore, it seems clear that the U.S. Congress and the U.S. Securities and Exchange Commission consider hedging a significant issue because the Commission is slated to propose new rules on hedging by June 2012 as part of its implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

For the foregoing reasons, the Fund believes that the relief sought in the Company's no action letter should not be granted, although the Fund is willing to make the revisions to its RESOLVED section as detailed above.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK: mal

Cc: David L. Caplan
Davis, Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

THE MARCO CONSULTING GROUP

February 9, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549
shareholderproposals@sec.gov

RE: International Brotherhood of Electrical Workers Pension Benefit Fund Response to Comcast Corporation's January 25, 2012 Letter Seeking To Omit Shareholder Proposal From 2012 Annual Meeting Proxy Materials

Ladies and Gentlemen:

This letter is submitted on behalf of the International Brotherhood of Electrical Workers Pension Benefit Fund ("the Fund") in response to the January 25, 2012 letter from Comcast Corporation (the "Company") which seeks to exclude from its proxy materials for its 2012 annual meeting the Fund's precatory stockholder proposal ("the proposal") which requests that the Compensation Committee of the Board of Directors adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this response is being e-mailed to shareholderproposals@sec.gov. A copy of this response is also being e-mailed and sent by regular mail to Comcast Corporation.

The Company's letter argues that it is entitled to exclude the proposal because it: (A) is impermissibly vague and indefinite because it fails to define key terms; and (B) relates to the Company's ordinary business and is not a significant policy issue.

The Fund respectfully submits that the relief sought by the Company should be denied for the following reasons:

(A)The proposal is not impermissibly vague and indefinite because shareholders and the Company are able to determine with reasonable certainty exactly what actions or measures the proposal requires.

The Division of Corporation Finance: Staff Legal Bulletin No. 14B (September 15, 2004) provides the above test for determining if a proposal is inherently vague or indefinite—can stockholders or the company determine with "any reasonable certainity exactly what actions or measures the proposal require"?

The proposal clearly meets that test in plain, concise and simple English. The action that is being requested is adoption of a policy that requires senior executives to retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age. The proposal also contains a recommendation that at least 75% of net after-tax shares be the measure of what constitutes a significant percentage.

The Company's January 25, 2012 letter (pages 4-5) cites a series of fact scenarios related for which it claims there are differing interpretations of the proposal. However, as a general matter, the Staff have not permitted companies to exclude proposals from their proxy statements under Rule 14a-8(i)(3) for failing to address all potential questions of interpretation within the 500-word limit requirements for shareholder proposals under Rule 14a-8(d). *See e.g., Goldman Sachs Group, Inc.* (February 18, 2011); *Goldman Sachs Group, Inc.* (March 2, 2011); *Bank of America Corporation* (March 8, 2011); *Intel Corporation* (March 14, 2011); *Caterpillar, Inc.* (March 21, 2011).

And a quick review of the Company's concern over differing interpretations reveals that many of them are disingenuous and all can be easily resolved by common sense and logic.

> Definition of 75% of net after-tax shares and how it is to be calculated. The Company's letter claims the proposal does not explain what "75% of net after-tax shares means" or how it is to be calculated—even though the letter subsequently gives a precise and correct example of how it is to be calculated depending on whether a recipient pays the taxes on an award in cash or in the stock that is withheld from the award. Given the compensation consultants and legal expertise available to the Company and its own letter, it is disingenuous at best to claim that the Company is unaware that the amount of shares a senior executive has after he pays the taxes on an equity award will differ depending on whether he/she pays for the taxes in cash or in stock that is withheld from the award. There is nothing confusing about that. It is a simple fact and common practice. That is precisely why the phrase 75% of net after-tax shares is used in the proposal.
>
> What constitutes ownership. The Company's letter notes that its current policy of "ownership" as a multiple of base salary credits 60% of shares owned under the Company's 401(k) plan, deferred vested shares under the restricted stock plan and the difference between the market price and exercise price of options. The Company's letter disingenuously ignores the fact that the whole thrust of the proposal is about **retention**, not **ownership** and that common sense and logic dictate that you cannot be expected to retain that which you do not actually own. Thus the retention policy sought in the proposal would only include shares actually owned, not shares that credited toward ownership to satisfy an ownership policy.
>
> Are shares obtained through the Company's 401(k) plan subject to the proposal. No. The Company's 401(k) plan is a retirement benefit plan, not an equity compensation program. The Company itself makes the same distinction in its 2011 proxy statement using almost identical terminology. The Company names the components of its overall compensation program: base salary, cash bonus and equity-based incentive compensation. It describes its retirement plans under a separate category. In fact, when describing the "equity-based incentive compensation" portion of its compensation, the

Company reports, "Our equity-based long-term incentive program is the compensation link between the named executive officers' decision making and the long-term outcomes of those decisions." The goal of the proposal is for the Company to achieve success with that strategy by implementing the retention policy as requested. Since the Company is not confused when referring to its own "equity-based incentive compensation," it is again disingenuous for it to feign confusion from the proposal's reference to "equity compensation programs." Clearly, both phrases reference the same category of shares.

--Timing of Shares to be included in the calculation. The Company's letter claims it is confused whether the policy sought in the proposal will apply to shares senior executives acquire subsequent to the adoption of the policy or all shares senior executives have acquired. The proposal itself clearly states that it should implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect. Thus if senior executives already own shares that they are free to sell at will the policy being sought in proposal should not affect them.

---Relationship with the Company's Share Ownership Policy. Please refer to the discussion above regarding ownership and the Company's 401(k) plan. The Company's share ownership policy can continue to stand separate and apart from the retention policy sought in the proposal. Any shares that are actually owned by senior executives, as opposed to credited towards ownership, should be included in the retention calculations except for shares under the 401(k) plan because the 401(k) plan is a retirement benefit plan and not an equity compensation plan.

Although the Company's disingenuous claims of differing interpretations seems easy to resolve by simply reading the proposal and applying common sense and logic, the Fund is willing to revise the RESOLVED section of the proposal in the following ways (new language highlighted in red) to remove any doubt.

RESOLVED: That shareholders of Comcast Corporation (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through the Company's equity-based incentive compensation programs after the adoption of the policy until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives. Shares that are used to satisfy ownership requirements should also be included in satisfying this policy as long as they are actually owned by senior executives as opposed to being credited towards ownership. This policy should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect. The policy is not intended to apply to shares acquired under such retirement benefit plans, such as the Company's 401 (k) plan.

(B) The proposal's provision regarding hedging relates to a basic policy rationale for equity compensation plans that is not within the Company's ordinary business operations and represents a significant policy issue.

The Company's January 25, 2012 letter asserts that the proposal's provision regarding hedging constitutes ordinary business operations because the policy deals with legal prohibitions on insider trading and the regulation of conflicts of interests. The Company also argues the matter does not relate to a significant policy issue.

The hedging provision – "The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive"– as the Company points out in its letter, makes the share retention policy meaningful rather than symbolic.

The significant policy issue at stake here is one of the basic rationales for equity compensation plans—they should align the interests of senior executives with shareholders. If senior executives are insulating the value of their shareholders through hedging devices instead of having them be subject to the same market volatility that ordinary shareholders are, that basic rationale is destroyed. For that reason the proposal's provision regarding hedging is fitting and proper for a shareholder proposal. Furthermore, it seems clear that the U.S. Congress and the U.S. Securities and Exchange Commission consider hedging a significant issue because the Commission is slated to propose new rules on hedging by June 2012 as part of its implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

For the foregoing reasons, the Fund believes that the relief sought in the Company's no action letter should not be granted, although the Fund is willing to make the revisions to its RESOLVED section as detailed above.

If you have any questions, please feel free to contact the undersigned at 312-612-8452 or at kinczewski@marcoconsulting.com.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK: mal

Cc: David L. Caplan
Davis, Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

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William H. Aaronson

Davis Polk & Wardwell LLP
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212 450 4397 tel
212 701 5397 fax
william.aaronson@davispolk.com

January 25, 2012

Re: ***Shareholder Proposal Submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2012 Annual Meeting of Shareholders (collectively, the "**2012 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from the International Brotherhood of Electrical Workers Pension Benefit Fund (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2012 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2012 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 20, 2012. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

The Proposal requests that the Compensation Committee of the Company's Board of Directors (the "**Committee**"):

> adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

The Company has concluded that the Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2012 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(3) because the Proposal is inherently misleading and Rule 14a-8(i)(7) because the Proposal's subject matter relates to the Company's ordinary business operations.

Grounds for Exclusion: Rules and Analysis

The Proposal is excludable from the 2012 Proxy Materials under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite, and thus is inherently misleading.

The Company respectfully requests that the Staff concur in its opinion that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite due to a failure to define key terms, and thus is inherently misleading.

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff clarified in Staff Legal Bulletin No. 14B (CF) (September 15, 2004), that exclusion under Rule 14a-8(i)(3) is appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . . ." A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation.

Although in some cases proponents may be allowed to make proposal revisions where statements within a proposal or supporting statement are found to be false or misleading, the Staff has explained in Staff Legal Bulletin No. 14B (CF) (September 15, 2004) that it may be appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." The Proposal's misleading statements as described below are integral to the substance of, and support for, the Proposal, and therefore the Company believes that the entire Proposal may be omitted from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(3). The Company does not believe that it would be appropriate in the case of the Proposal to allow the Proponent to revise the Proposal by deleting the misleading statements, as it would require extensive revisions to bring it into compliance with the proxy rules.

The Staff has consistently concurred that a shareholder proposal relating to executive compensation may be excluded under Rule 14a-8(i)(3) where aspects of the proposal are ambiguous, thereby resulting in the proposal being so vague or indefinite that it is inherently misleading. A proposal may be vague, and thus misleading, when it fails to address essential aspects of its implementation. Where proposals fail to define key terms, the Staff has allowed exclusion of shareholder proposals concerning executive compensation. See The Boeing Co. (March 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); General Electric Co. (January 21, 2011) (proposal requesting that the compensation committee make specified changes to senior executive compensation was vague and indefinite because, when applied to the company, neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); Verizon Communications Inc. (February 21, 2008) (proposal requesting that the board of directors adopt a new senior executive compensation policy incorporating criteria specified in the proposal failed to define critical terms); Prudential Financial, Inc. (February 16, 2006) (proposal requesting that the board of directors "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms, was subject to conflicting interpretations and was likely to confuse shareholders); General Electric Company (February 5, 2003) (proposal urging the board of directors "to seek shareholder approval of all compensation for Senior Executives and Board members not to exceed 25 times the average wage of hourly working employees" failed to define critical terms or otherwise provide guidance concerning its implementation); and General Electric Company (January 23, 2003) (proposal seeking an individual cap on salaries and benefits of one million dollars failed to define the critical term "benefits" or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

The Staff has also regularly concluded that a proposal may be excluded where the meaning and application of terms or standards under the proposal "may be subject to differing interpretations." See, e.g., Wendy's International Inc. (February 24, 2006) (permitting exclusion of a proposal where the term "accelerating development" was found to be unclear); Peoples Energy Corporation (November 23, 2004) (permitting exclusion of a proposal where the term "reckless neglect" was found to be unclear); Exxon Corporation (January 29, 1992) (permitting exclusion of a proposal regarding board member criteria because vague terms were subject to differing interpretations); and Fuqua Industries, Inc. (March 12, 1991) ("meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations"). In issuing its decision in Fuqua Industries, the

Staff stated that "the proposal may be misleading because any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal."

The Proposal falls squarely within the criteria for exclusion established by the Staff under Rule 14a-8(i)(3) because the Proposal's key terms are vague, indefinite and undefined and may be subject to differing interpretations. The Proposal asks the Committee to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age, with a recommendation of a share retention requirement of at least 75% of net after-tax shares. However, the Proposal fails to define key terms such as "75% of net after-tax shares" and "equity compensation programs." The lack of such guidance fundamentally affects the Proposal, because without such guidance the Company will be unable to determine how to implement the Proposal.

"75% of net after-tax shares." The Proposal does not explain what "75% of net after-tax shares" means, a key component of the Proposal. It provides no guidance as to what shares the Proposal intends to include or exclude, how "after-tax shares" should be calculated or how the proposal should be applied.

It is unclear what shares the Proposal intends to include or exclude. For example, the Company currently has a stock ownership policy for members of senior management, including its named executive officers, which is acknowledged in the supporting statement. The current policy established by the Committee requires executive officers to hold an amount of shares equal to a stated multiple of each executive's base salary. Unlike in the requested policy in the Proposal, the shares that an executive is deemed to "own" for purposes of the Company's current policy is clearly defined to include stock owned directly or indirectly by the Company's executive officer and shares credited to the executive officer under the Company's employee stock purchase plan. In addition, 60% of each of the following types of ownership also count toward the current policy: shares owned under the Company's 401(k) plan, deferred vested shares under the Company's restricted stock plan and the difference between the market price and exercise price of vested stock options.

It is also unclear how "after-tax shares" should be calculated. For example, if two senior executives are entitled to received 100 shares pursuant to the vesting of a restricted stock unit award and one executive pays the required taxes in cash and the other executive has shares withheld to satisfy the tax obligations, it is unclear whether a different amount of shares would be subject to the policy for each executive. Assuming a 40% tax rate, the executive that had shares withheld to satisfy taxes would receive 60 shares, of which 45 shares would be subject to the Proposal's share retention policy (*i.e.*, 75% of 60 shares). However, the executive who paid the applicable taxes in cash would continue to hold 100 shares after taxes, and for that executive it is not possible to determine whether 75 shares (*i.e.*, 75% of 100 shares) would be subject to the share retention policy or whether, like the other executive, only 45 shares would be subject to the share retention policy (*i.e.*, 75% of the shares that the executive would have received if shares were withheld to satisfy the tax obligations).

In addition, the Proposal fails to describe how the policy is to be applied, both with respect to what shareholdings should be covered by the policy and how the policy should interact with existing share retention policies. One reasonable interpretation would be that the policy applies to those individuals who are senior executives at the time the policy is adopted and only to the shares they subsequently acquire as senior executives. However, the Proposal could also be read to seek a policy that covers all of the shares acquired by a senior executive through his or her career at the company and that continue to be held by such senior executive at or after the time the policy is adopted.

The resolution in the Proposal states that the policy it seeks should "supplement" any other share ownership requirements, namely the Company's stock ownership policy; however, the Proposal is impermissibly vague as to the interplay between the policy and the existing ownership guidelines. This provision is subject to conflicting interpretations: it is unclear whether or not shares that fulfill the Company's existing ownership guidelines can also be counted for purposes of the Proposal's share retention policy, or whether the term "supplement" indicates that the policy is wholly separate and shares can only be counted under the guidelines, or the policy, but not both.

Neither the Company nor its shareholders would be able to understand the parameters of the Proposal and the types of restrictions that the Proposal is asking the Committee and shareholders to adopt, and these alternative interpretations would make a significant difference in terms of the amount of shares subject to the policy. Because the reference to "75% of net after-tax shares," a key term of the Proposal, is impermissibly vague and indefinite, shareholders evaluating the Proposal would not be able to determine with any reasonable certainty exactly what share retention obligations the Proposal requires.

"*Equity compensation programs*." The Proposal seeks to require senior executives of the Company to retain a percentage of shares acquired through "equity compensation programs" without defining what programs are subject to the policy. It is unclear whether, for example, shares acquired pursuant to employer matching or discretionary contributions made under the Company's 401(k) plan are acquired under equity compensation programs and therefore should be included in determining the number of shares that count toward the policy. In addition, the Proposal does not explain whether shares acquired, or deemed acquired, through a senior executive's contributions to the Company's 401(k) plan should be included. Since the policy applies only to senior executives, it may be that the Proposal intends only for programs whose availability is limited to those executives to qualify for purposes of this policy, and not those that are generally applicable to all employees or to a broad number of employees. As the Proposal lacks a definition of "equity compensation programs," an important term, the Proposal is subject to multiple interpretations that again would have a significant impact on implementation. The Proposal is so vague and indefinite as to make it difficult for both the Committee, in implementing the Proposal, or shareholders, in deciding whether they wish to vote for the Proposal, to understand what the Proposal entails.

Because the Proposal is impermissibly vague and indefinite and without additional guidance as to its implementation, neither the Company nor its shareholders would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The Proposal is excludable from the 2012 Proxy Materials under Rule 14a-8(i)(7) because its subject matter relates to the Company's ordinary business operations.

The Company respectfully requests that the Staff concur in its opinion that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because the Proposal's subject matter relates to the Company's ordinary business operations by seeking to regulate employee conduct that does not relate to a significant policy issue by implementing a policy that would regulate hedging transactions involving Company stock.

Rule 14a-8(i)(7) states that a company may omit a shareholder proposal from its proxy materials if the shareholder proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) ("**1998 Release**"), the Commission stated that the underlying policy consideration behind Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further explained that the ordinary business exclusion relates, in part, to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The subject matter of the requested hedging policy outlined in the Proposal relates to the Company's ordinary business operations — the regulation of employee conduct. The Proposal asks that the policy on executive share retention should prohibit hedging transactions for shares subject to the policy "which are not sales but reduce the risk of loss to the executive." By asking that the policy on share retention prohibit hedging transactions, the Proposal seeks to implement a policy that would regulate executive transactions involving Company shares, and which attempts to govern the Company's compliance with laws through its legal compliance programs and regulate alleged conflicts of interest and employee conduct. The Staff has repeatedly held that proposals asking companies to govern when and how senior executives trade or otherwise engage in transactions involving company stock relate to ordinary business operations, and has allowed companies to omit these shareholder proposals under Rule 14a-8(i)(7). See FedEx Corp. (June 24, 2011) (allowing exclusion of a proposal asking the board to adopt a policy prohibiting executive officers and directors from engaging in derivative transactions involving company stock); Moody's Corp. (Feb. 9, 2011) (allowing exclusion of a proposal relating to the company's insider trading policy); Chevron Corp. (Mar. 21, 2008) (allowing exclusion of a proposal asking the compensation committee to adopt a policy prohibiting senior executives from selling company stock during a period when the company has announced it may or will be repurchasing shares of its stock); and Genetronics Biomedical Corp. (Apr. 4, 2003) (allowing exclusion of a proposal requiring officers and directors of the company to avoid "all" financial conflicts of interest).

Companies institute policies regarding executive trading in company stock in order to ensure full compliance with legal and regulatory requirements and to address potential conflicts of interest. When imposing obligations or restrictions on executives with respect to their ability to transact in company stock, companies must find a balance between adequately protecting their own interests and excessively restricting the personal business affairs of their employees. The Company' s establishment of policies and programs designed to comply with the legal prohibition on insider trading and to regulate conflicts of interests among senior executives clearly relate to its ordinary business operations. In fact, the Company already has addressed these ordinary business matters by prohibiting any of its named executive officers from buying or selling any of its securities or options or derivatives with respect to its securities without obtaining prior approval from the Company's General Counsel. This policy seeks to assure that the Company's named executive officers will not trade in the Company's securities at a time when they are in possession of inside information. Creating legal compliance programs and managing conflicts of interest are an integral part of the Company's day-to-day business.

Although shareholders' views on the regulation of conflicts of interest are important, the exact determination of what type of employee transactions should be deemed to give rise to a conflict and therefore prohibited, such as hedging transactions, and what remedial actions should be taken to address potential conflicts, are best left to the Company. As reflected in FedEx, Moody's, Chevron, and Genetronics, these decisions are "of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The hedging prohibition in the requested policy outlined in the Proposal does not relate to a significant policy issue. We recognize that the Staff has previously concluded that shareholder proposals focusing on sufficiently significant policy issues, including senior executive compensation, may not be excluded under Rule 14a-8(i)(7). Staff Legal Bulletin No. 14A (July 12, 2002); 1998 Release. However, the Proposal implicates ordinary business matters that do not relate to a significant policy issue in seeking to regulate executive hedging transactions. The Staff has consistently concurred that a proposal may be excluded in its entirety when it implicates ordinary business matters, even if it also touches upon a significant policy issue. See CIGNA Corp. (Feb. 23, 2011) (allowing exclusion of a proposal addressing the significant policy issue of affordable health care because it also asked the company to report on expense management, an ordinary business matter); Capital One Financial Corp. (Feb. 3, 2005) and General Electric Co. (Feb. 5, 2003) (each allowing exclusion of a proposal addressing the significant policy issue of outsourcing because it also asked the company to disclose information about how it manages its workforce, an ordinary business matter).

The Proposal should be excluded in its entirety because its purpose cannot be achieved without the hedging prohibition. As noted in the supporting statement, the Proposal's purpose is to focus senior executives "on the Company's long-term success and better align their interests with those of the Company's shareholders." The hedging prohibition is essential to achieving this purpose because it ensures that senior executives share the same risk of loss as other shareholders of the Company. Additionally, the Proposal's suggested share retention requirement of at least 75% of net after-tax shares assumes that hedging will be prohibited. The amount of shares that should be retained could be different, or understood differently by the Proponent, if hedging is not restricted, which makes the hedging prohibition integral to the Proposal. Even if the Proposal also touches upon the significant policy issue of senior executive compensation, it does so by interfering with the ordinary business operations of the Company.

As explained above, the Proposal addresses an ordinary business matter, the regulation of executive use of company stock in order to comply with laws and regulations and prevent conflicts of interest. Even if the Proposal touches on a significant social policy, the Proposal is excludable under Rule 14a-8(i)(7), as it also relates to ordinary business matters that do not raise a significant policy issue.

Conclusion

For the reasons set forth above, the Company believes that the Proposal may be excluded from the Company's 2012 Proxy Materials in accordance with Rules 14a-8(i)(3) and 14a-8(i)(7). We respectfully request confirmation that the Staff will not recommend any enforcement action if the Proposal is excluded.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very Truly Yours,

William H. Aaronson

William H. Aaronson

Enclosures

cc: Salvatore J. Chilia
International Brotherhood of Electrical Workers Pension Benefit Fund

Arthur R. Block
Comcast Corporation

EXHIBIT A

,ll

IBEW Pension Benefit Fund

Fax

→ Lisw

To:	**Mr. Arthur R. Block** Sr. Vice President, General Counsel, and Secretary **Comcast Corporation**	From:	**Salvatore J. Chilia, Trustee** c/o Jim Voye, Director Corporate Affairs (202) 728-6103
Fax:	(215) 286-7794	Pages:	3 including cover page
Re:	**IBEW / PBF Shareholder Proposal**	Date:	December 1, 2011

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

- Comments:

Please see attached.

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

December 2, 2011

VIA FACSIMILE (215) 286-7794 AND U. S. MAIL

Mr. Arthur R. Block
Senior Vice President, General Counsel
and Secretary
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103

Dear Mr. Block:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Comcast Corporation's ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2012.

The proposal relates to a **"Share Retention Policy"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Comcast Corporation's common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2012 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore (Sam) J. Chilia
Trustee

SJC:daw
Enclosure

Share Retention
Comcast

RESOLVED: That shareholders of Comcast Corporation (the "Company") urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until reaching normal retirement age and to report to shareholders regarding the policy before the Company's 2013 annual meeting of shareholders. For the purpose of this policy, normal retirement age shall be defined by the Company's qualified retirement plan that has the largest number of plan participants. The shareholders recommend that the Committee adopt a share retention percentage requirement of at least 75% of net after-tax shares. The policy should prohibit hedging transactions for shares subject to this policy which are not sales but reduce the risk of loss to the executive. This policy shall supplement any other share ownership requirements that have been established for senior executives, and should be implemented so as not to violate the Company's existing contractual obligations or the terms of any compensation or benefit plan currently in effect.

SUPPORTING STATEMENT: We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, 'Skin in the Game,' CFO Magazine, March 1, 2008.)

Requiring senior executives to hold a significant portion of shares obtained through compensation plans as long as they are members of senior management would focus them on the Company's long-term success and better align their interests with those of the Company's shareholders. In the context of the ongoing financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance."
(http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf).

Our Company has a minimum stock ownership guideline requiring executives to own Company stock valued at a multiple of salary. CEO Brian L. Roberts is required to own five times his annual base salary. We believe this policy does not go far enough to ensure that equity compensation builds executive ownership. We view a retention requirement approach as superior to a stock ownership guideline because a guideline loses effectiveness once it has been satisfied.

Several major companies have already adopted this best practice, including Citigroup, Goldman Sachs, and Morgan Stanley.

We urge shareholders to vote **FOR** this proposal.